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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

LaCrosse Footwear, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
505688 10 1
(CUSIP Number)
February 27, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
| |	Rule 13d-1(c)
|X|	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 505688 10 1

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Schneider Family Voting Trust, George W. Schneider, Virginia F. Schneider, Joseph P. Schneider, Steven M. Schneider and Patrick Greene, Trustees

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO: a trust

Page 2 of 7 Pages

CUSIP No. 505688 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George W. and Virginia F. Schneider Trust U/A dated September 1, 1987, George W. and Virginia F. Schneider, Co-Trustees

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [X] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,155,634 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,155,634 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,634

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO: a trust

Page 3 of 7 Pages

CUSIP No. 505688 10 1

Item 1(a).   Name of Issuer:

LaCrosse Footwear, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

18550 NE Riverside Parkway Portland, Oregon 97230

Item 2(a).   Name of Persons Filing:

Schneider Family Voting Trust (“Voting Trust”), George W. Schneider, Virginia F. Schneider, Joseph P. Schneider, Steven M. Schneider and Patrick Greene, Trustees

George W. and Virginia F. Schneider Trust U/A dated September 1, 1987 ("Living Trust"), George W. and Virginia F. Schneider, Co-Trustees

This statement on Schedule 13G is being filed on behalf of both the Voting Trust and the Living Trust.

Item 2(b).   Address of Principal Business Office or, if none, Residence:

The address of the Voting Trust is 18550 NE Riverside Parkway Portland, Oregon 97230

The address of the Living Trust is P.O. Box 71, Redondo Beach, California 90277

Item 2(c).   Citizenship:

Not Applicable

Item 2(d).   Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).   CUSIP Number:

505688 10 1

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 4 of 7 Pages

CUSIP No. 505688 10 1

Item 4.   Ownership.

Voting Trust

(a)	Amount Beneficially Owned: 0 shares.

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote -0-

(ii)	shared power to vote or to direct the vote -0-

(iii)	sole power to dispose or to direct the disposition of -0-

(iv)	shared power to dispose or to direct the disposition of -0-

George W. and Virginia F. Schneider and 12 other members of their family, including certain affiliated entities, entered into a voting trust agreement in June 1982. Pursuant to the trust agreement, as amended, all shares of the Issuer’s former Class A voting Common Stock (now Common Stock) held by such individuals and entities were initially deposited into the Voting Trust created thereunder. Each depositor and beneficiary holding Voting Trust certificates issued thereunder (which now includes 12 other members (or affiliated trusts) of the Schneider family) also agreed to transfer to the Voting Trust all shares of Common Stock thereafter acquired, provided that no such depositor or beneficiary is required to transfer, assign or set over to the trustees shares of Common Stock acquired by gift on or after January 15, 1994 from George W. or Virginia F. Schneider.

The Voting Trust terminated on February 27, 2004 and all shares deposited in the Voting Trust were transferred to the beneficiaries of the Voting Trust on that date.

Living Trust

(a)	Amount Beneficially Owned: 1,155,634 shares.

(b)	Percent of Class: 19.7%

Page 5 of 7 Pages

CUSIP No. 505688 10 1

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 1,155,634 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 1,155,634 shares

(iv)	shared power to dispose or to direct the disposition of -0-

Overall

The aggregate number and percentage of Common Stock of the Issuer to which this Schedule 13G relates is 1,155,634 shares, representing 19.7% of the 5,874,449 shares outstanding as stated in the Issuer’s Form 10-Q for the quarter ended September 27, 2003.

Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.   Identification and Classification of Members of the Group.

Not Applicable

Item 9.   Notice of Dissolution of Group.

Not Applicable

Item 10.   Certification.

Not Applicable

Page 6 of 7 Pages

CUSIP No. 505688 10 1

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2004
Date

SCHNEIDER FAMILY VOTING TRUST

/s/ George W. Schneider
George W. Schneider, Trustee

/s/ Virginia F. Schneider
Virginia F. Schneider, Trustee

GEORGE W. AND VIRGINIA F. SCHNEIDER
TRUST U/A DATED SEPTEMBER 1, 1987

/s/ George W. Schneider
George W. Schneider, Trustee

/s/ Virginia F. Schneider
Virginia F. Schneider, Trustee

Page 7 of 7 Pages